

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 14, 2009

Mr. James E. Parisi
Managing Director and Chief Financial Officer
CME Group Inc.
20 South Wacker Drive
Chicago, Illinois 60606

> **Re: CME Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2009**
> **File No. 001-31553**

Dear Mr. Parisi:

We have reviewed your response in connection with the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A filed on March 31, 2009

Compensation Discussion and Analysis

Base Pay, page 28

1. We note that you plan to expand your disclosure in future filings to discuss the individual factors considered by the Compensation Committee in determining annual salary increases; however, you have not explained why Mr. Parisi received

      such an increase. Please provide to us in your response letter the specific factors that led to Mr. Parisi's salary increase.

Equity Grant Practices, page 33

2.   We note your response to prior comment 8 and reissue that comment. It remains unclear from your current disclosure how the pre-established formulas are derived from the various factors discussed on page 34 under the *Compensation and Discussion* subheading, per your response. Please revise your disclosure to provide a more in-depth discussion of these formulas and also provide an analysis of how the formulas contributed to the equity awards granted to each of the named officers in 2008.

Management Equity Opportunities, page 34

3.   Your response to previous Comment 9 ties the established targets for your named executives to the benchmarking process, but, as currently written, your discussion of benchmarks does not adequately provide investors with a clear understanding of how these targets are established. Please revise or advise.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. James E. Parisi
CME Group Inc.
July 14, 2009
page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3473 with any questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Margaret C. Austin (via facsimile)